2023 REPORT

Paladin Power, Inc.


PALADIN
POWER INC

Dear investors,

2023 was our first year of revenue, with nearly $1mm recognized. It was great for us to be able to deliver product.

We need your help!

Investors can help us by continuing to promote Paladin Power and tell their friends about how great our product is. Thank you again for all of your support and for spreading the word about Paladin Power.

Sincerely,

Ted Thomas

CEO and President

Brian Quock

Director

How did we do this year?

REPORT CARD



A+

☺ The Good

In 2023, we successfully shipped our first units

We were able to recognize revenue off the sales of our product for the first time.

We saw increased sales and demand, telling us that the market for our product is there.

☹ The Bad

We weren't able to raise as much capital as desired in 2023.

We were not able to scale our business operations to the degree that we wanted.

We weren't been able to produce and ship as many units as we wanted to in 2023.

2023 At a Glance

January 1 to December 31

$941,645
Revenue

-$5,911,480
Net Loss

$971,200 +115%
Short Term Debt







$7,334,737
Raised in 2023



$226,000
Cash on Hand
As of 01/14/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$941,645

$0



-$2,239,412
-$5,911,480
2022
2023

Net Margin: -628% Gross Margin: 38% Return on Assets: -196% Earnings per Share: -$0.06 Revenue per Employee: $188,329

Cash to Assets: 1% Revenue to Receivables: 705 Debt Ratio: 38%

Paladin_Power_Inc._FY2022_GAAP_Audited_Financials.pdf

Paladin_Power_Inc._2023_Audited_Financial_Statements.pdf

We ❤ Our 559 Investors

Thank You For Believing In Us

Patrick Henry
Gary Albin
Darnell H. Bingham Jr.
Richard Clement
Grigore B. Hreniuc
Robert Weber
Sergey Bogdan
Mary Wall
Saugat Ghimire
Brett Grossman
Rick Stancil
Jim Mitchell
Bruce Havel
Joshua Vagts
Sean Doherty
Lee Celski
William Byrne
Ken Kunkel
CJS IC01 LLC
Shabbir Malbari
Rohan Mehta
Jaison Joseph
Courtney Conner
David Madajian
Chantal V Froehlich
Brian Andrews
Elsie S
Scott Como
David C Dunkley
Kenneth Beckett
Emon Amin
Nathan Holmes
Philip J. Haselbauer
Robert Resnick
Craig Throne
Joseph Zappia
Devon Pelffer
Tomoko Obi
Mark Barney
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Paul Burrows
Sheila Gladue
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Mark Robert Shapland
Timothy Laugh
David P Haswell
Mr. Timothy L Nealon
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Michael J Conway
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Alan WORSLEY
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Marcus Roddy
Bradley Chase Dowd
Troy Hale
Brian Quock
Sam Puati Samuel
Sergio Ivan Cobian
Jeffrey Bullis
Fred E. Davis

Rich Fazzolare
Kirk McKay
Samuel K Ameyaw MD MBA
Ivan Alonzo Campbell
Gebi Tufaa
Steven A Cabezud
Michelle Jackson
Masaharu Shinya
Mark Wadlow
Justin Nordin
Olivier Wullen
Bill Buco
Merlin Ethington
Mark Dailey
Howard Jones
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Gerard Armstrong
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James Baral
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Frank Sallee
Keshia Stansbury
Julio Ugarte
William R Wechsler
Donald FARNHAM
Matthew Fouts
William R Thornhill
Paul Toldalagi
Rhonda Greenhaw
Paul Ergus
Curt Smith
Kirk J Luetkehans
Long TRAN
Karolyn Son
Dennis G Roe
Daniel Lieberman
Daniel R Spedale
Kim Pheil
Michael P Gretchen
Chukwuoma Ngoka
Robert Jackson
Jeremy Peter GREINER
Trent Miesner
David John Clayton
David Deinzer
Christine Souza Kalista
Al Klug
Kent Avery
Salim Aziz
Paul L. Hammann
Sri ADUSUMILLI
Jonathan Avalos
Charles Sellman
Stephen Grant Kohler
Saara Muscat
Michael Romag
George Weisenburger
Jerry Allen Fetter
Tim Thomas
Peter Papesch
Steven Gifis
Hee Jung Lebow
Robert J VanHeyningen
Glenn Jeffreys
Stuart Roy Littleworth
Jimmy D Little
LAWRENCE BLATCHFORD
William BAILEY

Gregory Budd
Adel Ali Al-Malki
Camille Molliex
Sudhanshu & Chitra Jain As Co...
Nathan Jansch
Kevin Ryan
Dave White
Alex Sheats
Nizarali Jetha
Roderick Herron
Ali Abdulla Rashed Aldhaheri
Derek C
Daniel Varnado
Jayant Patel
Daniel G Firth
Dan Wingert
Dwain KUEHL
Martin Kay
Raymond And Catherine Garea
Yota C James
Melvin W. Won
Alexander Demendonca
Mark Lustfield
Melody E Bates
Ramon Sanchez
Patricia Toussaint
Maren Oslac
Rick Tanner
Gwen Keliihoomalu
Roberto Fonseca Obregon
John Jobson
John Szalasny
Kenneth PROPP
Don Macauley
Keith Stringer
T Kevin Coker
Harold A Dusyk
Rebecca Odim
Michael Yaldezian
Rami Taha
Peter Kuo
Garrett Miller
Jesus Garcia
Rakesh Sharma
Murthy Bhadriraju
Lyle Harrison
Bruce Lantelme
Benjamin B. Tiongson
Thomas F OConnor
Belal Awawda
Joris Strypens
Thomas Scheele
Paul F Alden
Robert D Peek
Len Eckstein
Sam Pure
Mac Associates Inc.
David Krueger
Bradley Stiles
David Whitmore
Donald Parnell
Joseph Nuyen
Algirdas Sukevicius
Carl McMillan
Kevin N Sheppard
Gareth Regan
Carlos Mendez
Daniel Swanson

Jean Guerrier
Inamulhaque Saboor
Len Badgette
George Simons
Thomas Punnamattathil
Benjamin James Kupka
Ken Lindsay
Roger Horton
Scott Place
Todd Finkbeiner
Jandjr Happy
Brenda Smelser-Shriver
Ted Pomeroy
Jeffery Bredenbeck
Willie Abraham
Andrew Mitchell
Cynthia Mc Ewen Haynes
Titus Rodriguez
Steve Joseph Becker
Kevin Albrecht
Melissa Ann Somerville
Peter Krausch
Brad Matthews
Peter Braun
Brian George Young
Todd J. Burns
Rosemary Campbell
Hubert R. Beavers
Janie Wimberly
David Sanders Cotton Jr.
Michael Griffin
Dorian Nasby
Srini Kottakota
Brent D. Staton, MD
Eric Weigold
Joanne P Moss
Robert Whitaker
Carlos Humberto Conde Valentin
Anastasio Perez
Timothy Flanagan Jr
Ajit Panikulam
Richard Hobson
Oj Associates, LLC
Kellie Polenz
John Baprawski
Graeme Lindsay Prunster
Michael Scott Montier
Dan R. Forshner
John Ahmet
Allen Kossover
Karen Alvarez
Scott Marcum
Jeff Mettert
Steven Wels
Stephen D Woodward
Allan Roth
Thomas Brunette
Ivan Benetti
Jerome Rivers
Daniel J Bullis
Guy Brown III
Gordon And Irene Calvert Family Trust
Bahman (Jesse) Khatam
Kurt W Swogger
Michael L. Offield
David English
Karl Cheng
Greg Tudryn

Scott E Musinski
Timothy Lee
Pasala Ravichandran
Victor Lleras
Roger Allan Paul
Andre Thomas
Eliomer Laureano
Ronald Bosley
Mary Louise Kinsey
Emrah Ozturk
Nelson Cedeno Richiez
Mortadha Ali
Jayash Kumar
Sharon Trautman
Samuel L Jackson
Sonja Haag-Ducharme
Gary Pashby
Michael Sherry
Robert Kyle Barnett
Connie Harvey
Timothy Bailey
Dr David John Boersma
Walter C. Kowal
Robert Duane Trujillo
Steven Daigle
David Munson Jr.
Eduardo Lleras
Edward Mayfield
Timothy Brian Gray
Tony Y
Wayne Thiltgen
Fred George
John Carruth
Kalle Pihelgas
La Shanna J. Croix
W Kim Colich
Donald Jordan
Amarpreet Singh
Brian Scott Pfeiffer
Gowri Malasani
Jon Duff
Troy Geringer
René Muñiz
Frank Leskinen
Bernie Masing
Geert Sinnesael
Karine Fiset
Gay Williams
Monroe Duke Bevans Revocable Living...
Freddie Angles
Liz McCarthy
Andrew Benard
Jerome Orlans
Rajiv Panta
Howard AGRANAT
Ian R Peebles
Shamshad W Haque
Robert Dan Louie
Emmanuel C Osuji
Guy Martelle
William Hock
Stephen CAIN
Tony R. Barto
Jakob Haas
Adrian M Simm
Dana C Drew
Ren Ferril
Timothy Feeley

Vivek Sachdeva
Kazem Sadati
Mark Bruckner
Frantz Jacques
J Thomas King Jr.
Nicole Evelyn Green
Paul King
Jay Schnoor
Grace Almeida
Tina Mitchell
Brad Burmeister
Bob Grieb
Howard Warren
Thaddeus Onwuka
Peter Villari
Leonard Metildi
Rajesh Deshpande
Charles W. Sullivan, JR.
Greg LeBaron
G. Michael Berberich
Moonshot DisruptX
Ralph Colunga
Ted Thomas
Chris Kelly
Carol LaBov
James T Thielens Jr
Annie F
Lisa Spruce
Librado Amador
Festus Uwumarogie
Troy Solomon
Brian Lallement
Curtis Callaway
Robert Snyder
Robert Knox
Justina Blake
Mathis Heydtmann
Edward Kelly Medlock
Bob Olea
Julie Morris
Alberto Burgos
John Linskey
Jeffrey A SCHERTZ
Robert L Cundiff
Richard K Starr
Mark Galen McGilvray
David R Devereaux
Mihai Mocean
Richard L Brotherton
Troy Eugene Wilcox
Daniel Biro
Nathan Sanley
Hallett Breidenbach
Robert Davis
Miguel M. Ollada
Charles Leroux
Phillip Brian Walters
Oscar Chung
Blair Alexander
Donald Checkan
Patrick Baumberger
James Richter
Nathan D Geurkink
Donald Prasek
Jason Mueller
Nancy Muentnich
Geoffrey Pihlaja
Sterling James Widman

Kale Widman	Deborah Francis	Brian Samway	Robert A Rodriguez	Timothy Hagerty	Jonathan Raso
:Andrew John: O-Donnell.	Christian De Kok	Joseph DeBellis	Eric Manos	Marian C Burke	Ayanna Francis
Stephen G Kucera	Jonathan Hechler	John Heiermann	Ian Druce	Barry Edward Sampson	Jesse Costs
Phil Strohm	Larry Thomas Scott	Adam TAZI	Bradley Matthews	Scott Welden	Kai Widman
Kurt R. Johnson	Kyle Sargent	Allister Gibbons	John Craig Treadaway	Javier Marin	Rick Chadwell
Paul Lucas	Angela McKenna	Andrew Gray	Anthony Richard Turi Jr.	Patrick Hesselmann	Sharon Squires
Gregory S Holder	Neal Clements	Roger L KeyfauverR	Eric Welter	Jennifer Zogob	David Friedholm
Alan Dunn	William Stahnke	Douglas Garner	William Chandler	John West	Mark Mikrut
Stewart William Jacoby	Myrna CENDEJAS	Steven Pieper	W.A. Van Vliet	John W Graber	Jonas Newell
Todd Bolton	Peter Castillo	Ian Linde	Alva Graber	Philip A. Edwards	Gustavo Miranda
Mark D'Angelo	Caroll JOHNSON	Mike Baufield	Roy G Chappell	Mark Frandsen	Coles Joint Revocable Trust
Patricia C Johnson	Tai Chau	Bradley Keiffer Hammer	John Levy	Ceron Bryant	Chris Williams
Jamie Perez	Christopher Anthony Whitehurst	Michael Fernacz	Roman Kulik	Robert Gonzalez	Gajendra B Singh
Chilton McLaughlin	Janice McNary	Teresa Braden	Manza Mensah	Guy McPhail	Ty Mullen
Samuel Pizarro	Ian Storm	Kenneth Pont	John Bridges Sr	Rhonda Lou Stefanik	Jamie Chatman
Jeff Van Gastel	Michael Burns	Mr Dwane CRIST	Chrisdon Hall	Howard Carmel	John Thomas McCaffrey
Kathi Lowe	Jaden Schwantz	Brenda Kulik Yellowhair	Rhonda Booth	Emerson White	Kent & Jane Peterson Trust
John Stringer	Roberto Molve	Melanie Doncheski	Jason Kern Jr	Scott Weiss	Robert Simpson
Luis Rodriguez	Bert Brechler	Monique Jefferson	Venusto Kalugdan	Brends Bohnenkamp	Brent W Weeks
Surya Bahumanyam	Lawrence Blake				

Thank You!

From the Paladin Power, Inc. Team



Ted Thomas

CEO and President

17 years of manufacturing and energy storage system solutions and inventor and patent holder of energy storage system and stackable battery designs. US NAV...



Andrew Lachman

Vice President of Sales

Andrew has 30 years of experience in automotive sales and management roles across various dealerships and brands...



Robert Van Heyningen

Manufacturing

8 years as VP of Business Development with Flextronics and 7 years with Qualcomm as senior director.



Allan ONeil

Install & Support

16+ years experience installing and supporting solar power and battery storage systems.



Bruce Miller

Senior Software Engineer

Senior Software Engineer with

over 25 years of experience
working in embedded systems
and real-time designs.

Details

The Board of Directors

Director	Occupation	Joined
Ted Thomas	CEO, President & Treasurer @ Paladin Power Inc.	2022
Brian Quock	Energy Storage Business Development Strategist @ Hybrid Microgrids LLC	2023

Officers

Officer	Title			Joined
Ted Thomas	Secretary	President	Treasurer	2022

Voting Power ❷

Holder	Securities Held	Voting Power
Ted Thomas	60,000,000 Class A Common Stock, each share having 10 votes	92.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2023	$4,999,737	Common Stock	Regulation Crowdfunding
12/2023	$2,335,000	Common Stock	Regulation D, Rule 506(c)
04/2024	$596,398	Common Stock	Section 4(a)(2)
04/2024	$596,398		4(a)(6)
12/2024	$100,000	Common Stock	Section 4(a)(2)
12/2024	$25,000	Common Stock	Section 4(a)(2)
12/2024	$573,965		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions

On September 5, 2022, the Company purchased intellectual property held by Paladin Power, Inc., a California corporation for $780,000. The intellectual property consisted of the trademark "StackBatt". At the time of the purchase, Paladin Power, Inc. (California) was a company majority owned by the Company's CEO. The trademark purchase was the only transaction between the entities and no other agreements exist. The Company considers the IP purchase to be a related party transaction.

As of December 31, 2022, $72,279 was paid to the majority shareholder/CEO as prepaid wages for January 2023 payroll. Total wages paid to the majority shareholder/CEO was $287,130. In November 2022 the majority shareholder/CEO was awarded 6,000,000 options with an exercise price of $0.25/share. The options vest equally over 12 quarters. During 2023, 2,000,000 options vested, resulting in a total of 2,500,000 vested as of December 31, 2023.

In March 2023 the Company entered into a promissory note with its CEO and majority shareholder. The note has a principal sum equal to the lesser of Five Million Dollars ($5,000,000) or the aggregate amount of all personal guarantees made by the CEO for the benefit of the Company that CEO is required to pay under the existing personal guarantees, and all future guarantees. As of September 2024, no funds have been advanced from the CEO to the Company.

During 2022 the Company advanced funds to its CEO as an executive bonus totaling $204,522. The funds are approved as a prepaid bonus that shall fully vest on September 30, 2025. As of December 31, 2023, the funds are classified as a non-current asset on the accompanying balance sheet.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common	420,000,000	45,694,600	Yes
Class A Common	70,000,000	60,000,000	Yes

Warrants: 0
Options: 8

Form C Risks:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were formed under the laws of Nevada on April 21, 2022. We have limited operations and no operating revenue through December 31, 2022 and increased operations and minimal revenue through December 31, 2023. We are largely in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of providing power backup systems. There can be no assurance that we will be able to generate significant revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have minimal operating revenue (as of December 31, 2023), are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness. We have provided investors with the audited financial statements for our fiscal years ended December 31, 2022 and 2023

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business. We utilize third parties, including suppliers, alliances with other power systems companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Our insurance may not provide adequate levels of coverage against claims. We have obtained general liability and director and officer insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. Risks Related to the Company's Securities and this Offering Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount. There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering. We intend to use some of the proceeds from the offering for unspecified working capital. This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to an exemption under the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us. No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under Federal Regulation Crowdfunding and applicable state securities laws. Investors, therefore, will not receive any of the benefits that registration under the Securities Act would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

Our manufacturing activity is subject to certain risks. We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts. We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations. Supply chain disruptions can adversely affect our business. The global supply chain has been significantly disrupted due to stay at home orders, border closings and rapidly escalating shipping costs. Borders closings and restrictions in response to COVID-19, particularly regarding China and India, have impacted access to products for many businesses. Staffing or personnel shortages due to shelter-in-place orders and quarantines may in the future impact us. In addition, due to unprecedented demand during the COVID-19 pandemic, there are widespread shortages in certain product categories. If the supply chain for materials used in the products we manufacture is adversely affected by any of the above factors, our supply chain may be disrupted. Failure of our suppliers, contract manufacturers, distributors, contractors and other business partners to meet their obligations to us, or significant disruptions in their ability to do so due to their own financial or operational difficulties, may adversely affect our operations and financial results. We are dependent on our contractors for installation and service of our products, which exposes us to the risk of reliance on the viability of third parties. We will rely on agreements with third parties such as installation contractors for sales and service of our products. The loss of, or failure of performance of these contractors could substantially disrupt or delay our business development and sales. Loss of access or poor performance of these third parties would likely increase our expenses and materially harm our business, financial condition and results of operation.

Risks Related to the Company's Securities and this Offering Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount. There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering. We intend to use some of the proceeds from the offering for unspecified working capital. This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradeable under SEC Rule 144 or other federal securities laws and rules, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us. No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Any forecasts in our business plan and investor presentations may prove to be inaccurate. Even if our target markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our potential growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts included in our business plan should not be taken as indicative of our future growth. We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all. We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

Your ownership of the shares will be subject to dilution. If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, stockholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance. Management has discretion over proceeds of this offering. We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return, if any. The securities will be equity interests in our company and will not constitute indebtedness. The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. As of the date hereof, we have no plans to declare or pay any dividends to our stockholders. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities being offered, which are the most junior securities of our company. There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities. There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors in an IPO under the Securities Act for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available. If no liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The offering price in this offering may not represent the value of our securities. The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

There can be no guarantee of a return on your investment There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. A majority of our company is owned by a small number of owners. Prior to the offering, our officers, directors and stockholders who own ten percent or more of our securities collectively own, directly or indirectly, more than 90% of our company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval. The structure of our common stock has the effect of concentrating voting control with our founder and Chief Executive Officer, which will limit or preclude your ability to influence corporate matters. It may also limit the price and liquidity of our Class B Common Stock due to its ineligibility for inclusion in certain stock market indices. We are authorized to issue two classes of common stock — class A common stock and class B common stock. The class A common stock is entitled to ten votes per share and the class B common stock is entitled to one vote. In this offering, we are offering shares of class B common stock. Ted Thomas, our founder and Chief Executive Officer, owns 60,000,000 shares of our class A common stock. Accordingly, Mr. Thomas, alone, holds 92.9% of the voting stock of our company. This concentrated control will limit or preclude your ability to influence matters requiring stockholder approval, including the election of directors and significant business decisions for the foreseeable future and could harm the market value of your class B common stock. In addition, this owner could use his voting influence to maintain our company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval. In addition, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our class B common stock less attractive to other investors. As a result, fewer investors may be willing to purchase our class B common stock. In consequence, the market price and liquidity of our class B common stock could be adversely affected. We have the right to extend the offering deadline. We may extend the offering deadline beyond what is currently stated herein, so long as we provide you with our audited 2024 financial statements no later than April 30, 2025. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. In addition to seeking patents for some of our technology, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Successful development of our products is uncertain. The products that we continue to develop are based on technologies well established in some respects and rapidly evolving in others. Our development of current and future products are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, testing, or manufacturing; unplanned expenditures in product development, testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, products on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products. Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed. The commercial success of our products will depend in part upon the level of reimbursement end users receive from government and utility rebate and other incentive programs to offset the cost of our products to end users. Government and private sector initiatives to encourage the growth of alternative green energy sources, are a source of rebates, subsidies and tax incentives for providers and customers related to our business. The availability of the programs can impact the demand for our products as they can offset the costs making our products more economically viable and shortening the return on investment. The loss of these incentives could have a negative impact on our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

SEC Notice On February 26, 2024, the Company received a notice from the Securities and Exchange Commission ("SEC") Division of Enforcement, stating that it is conducting an investigation relating to the Company to determine if violations of the federal securities laws have occurred. This notice is a request to supply information on a voluntary basis. The Company fully cooperated and replied to the letter in July 2024. No allegations have been made against the Company or any of its principals or employees. The notice states that the inquiry is confidential and non-public, and that the notice should not be construed as an indication that any violation of any federal securities laws has occurred or as a reflection upon the merits of any person, company, or securities involved. The Company will provide additional information if requested.

The Company's success depends on the experience and skill of its executive officer. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.In particular, the Company is dependent on Ted Thomas, who is the President and CEO. The loss of Ted Thomas could harm the Company's business, financial condition, cash flow and results of operations. We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful. Competitors may infringe issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us.

We face significant competition from other power systems companies. Our power systems products face unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to our products. We face potential competition from many different sources, including major manufactures of power systems and components, solar companies and other alternative energy companies, academic institutions and governmental agencies and public and private research institutions. Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the solar and power systems industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified technical and management personnel, as well as in acquiring technologies complementary to, or necessary for continuing development of our products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may be given the opportunity to increase its investment in the Company in such a transaction, but such opportunity is not contractually documented and cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from stockholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity, track record and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the stockholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to

the Investor.

For example, the stockholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The stockholders have the right to redeem their securities at any time. Stockholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in- interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, as well as the other risks in the "Risk Factors" section, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations or advisors to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Paladin Power, Inc.

Nevada Corporation
Organized April 2022
5 employees
2870 Whiptail Loop E.

Carlsbad CA 92010 https://paladinpower.com

Business Description

Refer to the Paladin Power, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Paladin Power, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing late

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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